Mail Stop 3561

October 26, 2007

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

>   **RE: SuperDirectories, Inc.**
>   **Amendment No. 6 to the Registration Statement on**
>   **Form 10-SB**
>   **Filed September 21, 2007**
>   **File No. 0-51533**

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Business, page 4

1. Reference is made to the last statement of this section. Considering the fact
    that it has taken the company years to develop and because of the human
    editing aspect of this data base, please clarify the basis for believing that the
    directory "should be large enough and sufficiently complete to compete
    favorably in the market for online information." (emphasis added) We note
    the statement on page 5 "[C]ompetitors include Amazon's A9, AOL Time
    Warner, Ask Jeeves, FindWhat, Google, LookSmart, Microsoft's MSN and
    Yahoo!..."

Competitive Situation, page 5

2. We reissue our comment six from the August 14, 2007 letter. It should be
    made clear here and throughout as appropriate, that because the company's

data base is directly dependent upon funding, the company's searchable results will continue to be limited, dependent upon the company's financial situation.

3. We reissue comment five from our letter dated August 14, 2007. Given the seven years of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon you business and the ability of your business to compete.

4. We reissue comment eight from our letter dated August 14, 2007. Clearly and prominently disclose and discuss the potential limitations on SuperDirectories' information such as slower updating of information in the directories, out-of-date information or links, a higher level of specificity required in the search term, etc.

5. Provide the basis for the statement that "we feel comfortable in assuming that [the] cost of construction and maintenance will be met" or remove.

Marketing Activities, page 7

6. We reissue comment nine from our letter of August 14, 2007.   With respect to those websites that did not join the "pay for click" program, will your directory make it clear to users *that in fact there are additional websites than the ones automatically found via a routine query?* Please discuss the limitations on the search capabilities to the end users and the potential impact this could have upon the users of your searchable database, as previously requested.

7. As previously requested, please revise the disclosure in this section to disclose the time frame for entering this business and any other material information regarding this proposed program.

8. Further in this regard, it is not understood why you state "[W]e will have an extensive listing of such sites…" (emphasis added) when there are no agreements at this time. Please clarify or delete the statement, as appropriate.

9. Please disclose your response to comment 12 from counsel's letter dated September 21, 2007 to your Form 10-SB and other periodic reports and expand upon the disclosure. We note that you have removed the disclosure indicating that you do not consider the websites listed on Superdirectories to be advertisers. We note that only those websites that pay a fee and agree to the pay per click agreement will be included in the search results by end users. Please clarify how you intend to indicate to the users of your database that

these companies are paid advertisers. Clarify whether it will be made clear to the end user that the results are all paying to be included. If not, provide an appropriate analysis as to why this is not considered advertising. We note that other search engines clearly indicate those search results that are paying to be listed at the top or on the first page. We may have further comment.

Risk Factors, page 13

10. We reissue comment 15 from our letter dated August 14, 2007. Provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problems with the rescission offer.

Plan of Operations, page 17

11. As requested in prior comment 11 from our letter dated August 14, 2007. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We again note that the website referred to plans to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

12. We reissue comment 18 from our letter dated August 14, 2007. Disclose in greater detail your plan of operations if you are unable to raise sufficient funds, i.e. the $1 million you indicate is necessary for your plan of operations. Also, clarify the business activities you will undertake if you are unable to raise any funds. Provide the basis for the statement that "we believe we can satisfy all of our capital requirements for the next 12 months as set forth in our plan" and "we are confident we will be able to raise sufficient capital to continue until business operations are commenced." We may have further comment.

Executive Compensation, page 25

13. Provide the disclosure required by Item 402 of Regulation S-B, including the summary compensation table in the same format as that in Item 402(b)(1).

Certain Relationships and Related Transactions, page 26

14. We reissue comment 21 from our letter dated August 14, 2007. Provide a detailed discussion of Mr. Wright's role as a consultant and the specific

services that he provided to the company for which he received the cash of $90,000 and options to purchase 7,605,000 shares of common stock. Clarify the terms set forth in the consulting agreement with Mr. Wright.

Part II.

Item 4. Recent Sales…, page 36

15. We reissue comment 22 from our letter dated August 14, 2007. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

16. We note the recent stock issuances up to September 11, 2007. Please insure that the disclosure both here and also that on page 1 under "Description of Business – General" is consistent.

17. It is disclosed on page 1 that 256,500 shares of the company stock was issued from July 1, 2007 to September 11, 2007. Under the "Recent Sales of Unregistered Securities" section, please identify the individuals or classes of individuals and the dates involved, the specific exemption(s) claimed for each transaction and the facts relied upon to support the exemption claimed. See Item 701 of Regulation S-B in this regard.

18. We reissue comment 24 from our letter dated August 14, 2007. Please amend the Form 10-KSB and the Forms 10-QSB to comply wit the above comments, as applicable.

Closing Comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

Sincerely,

John Reynolds
Assistant Director

cc: Charles B. Jarrett, Esq.
    via fax (412) 803-3678